


02054957

D STATES
XCHANGE COMMISSION
wasmngton. D.C. 20549

Aᴮ UF1-15-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43093

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____11/01/01_____ AND ENDING _____10/31/02_____

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Weitzel Financial Services, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1665 Embassy West Drive, Suite 100

(No. and Street)

Dubuque	**IA**	52002-2259
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Timothy J. Weitzel   **(563) 583-6020**

                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 Eide Bailly LLP

              (Name – *if individual, state last, first, middle name*)

3999 Pennsylvania Avenue, Suite 100	**Dubuque**	**IA**	52002-2639
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY

JAN 17 2003

THOMSON FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Timothy J. Weitzel_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Weitzel Financial Services, Inc._____ ; as

of _____October 31_____ , 20 _02___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _Signature_

President

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Exempt under 15c3-3(k)(1)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEITZEL FINANCIAL SERVICES, INC.
DUBUQUE, IOWA

FINANCIAL STATEMENTS
OCTOBER 31, 2002

WEITZEL FINANCIAL SERVICES, INC.

Table of Contents



Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

We have audited the accompanying statement of financial condition of **Weitzel Financial Services, Inc.**, as of October 31, 2002, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **Weitzel Financial Services, Inc.**, as of October 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Dubuque, Iowa
November 21, 2002

3999 Pennsylvania Ave. • Suite 100 • Dubuque, Iowa 52002-2639 • 563.556.1790 • Fax 563.557.7842
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota • Equal Opportunity Employer

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WEITZEL FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2002

ASSETS

CURRENT ASSETS

Cash	$	60,143
Commissions receivable		3,597
Other receivables		1,109
NASD warrants and stock		19,500
Prepaid taxes		912
Total current assets		85,261

NONCURRENT ASSETS

Equipment	71,671
Intangibles	17,000
Less accumulated depreciation and amortization	(39,860)
Net noncurrent assets	48,811

TOTAL ASSETS	$	134,072

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Commissions payable	$	951
Accrued payroll taxes		4,319
Accrued pension expense		28,295
Taxes payable		117
Total current liabilities		33,682

DEFERRED INCOME TAXES	5,297
Total liabilities	38,979

STOCKHOLDER'S EQUITY

Common stock, $10 par value	
Authorized, 1,000,000 shares	
Issued, 2,000 shares	20,000
Retained earnings	75,093
Total stockholder's equity	95,093

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	134,072

See notes to financial statements.

WEITZEL FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED OCTOBER 31, 2002

REVENUE		
Commissions	$	452,401
Rent income		1,600
Interest income		454
		454,455
OPERATING EXPENSES		
Wages		205,077
Commissions		143,761
Pension expense		28,295
Payroll taxes		11,322
Seminars and educational		95
Office supplies		6,084
Telephone		4,234
Utilities		1,276
Repairs and maintenance		2,361
Postage		2,698
Dues and subscriptions		523
Insurance and bonding		7,700
Licenses and fees		2,551
Advertising		2,911
Professional fees		9,177
Meals and entertainment		277
Vehicle expense		2,103
Rent		15,318
Property tax		2,515
Depreciation		9,405
Amortization		687
		458,370
LOSS BEFORE INCOME TAXES		(3,915)
INCOME TAX BENEFIT		1,003
NET LOSS	$	(2,912)

See notes to financial statements.

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WEITZEL FINANCIAL SERVICES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED OCTOBER 31, 2002

	Common Stock	Retained Earnings	Total
BALANCE - OCTOBER 31, 2001	$ 20,000	$ 78,005	$ 98,005
Net loss	-	(2,912)	(2,912)
BALANCE - OCTOBER 31, 2002	$ 20,000	$ 75,093	$ 95,093

WEITZEL FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED OCTOBER 31, 2002

OPERATING ACTIVITIES		
Net loss	$	(2,912)
Charges (credits) to net income not affecting cash		
Depreciation and amortization		10,092
Deferred income taxes		(1,252)
Changes in assets and liabilities		
Commissions receivable		4,981
Prepaid taxes		(912)
Commissions payable		(2,198)
Accrued expenses		28,090
Income taxes payable		(434)
NET CASH FROM OPERATING ACTIVITIES		35,455
INVESTING ACTIVITY		
Equipment purchases		(19,479)
NET INCREASE IN CASH		15,976
CASH AT BEGINNING OF YEAR		44,167
CASH AT END OF YEAR	$	60,143
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for income taxes	$	1,597

WEITZEL FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2002

NOTE 1 – PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activity

The Company operates as a broker/dealer under the Securities and Exchange Act of 1934. The Company limits its activity to selling mutual funds, insurance, annuities, and variable annuities.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company instructs customers to make most payments out directly to the fund into which the customer is investing. Should the customer make the check out to the Company, the transaction would be effectuated through a bank account designated as a special account for the exclusive benefit of its customers.

Concentration of Credit Risk

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts. Weitzel Financial Services, Inc., operates in the northeastern Iowa, southeastern Wisconsin, and northwestern Illinois areas. Due to this, the Company's operations are dependent upon this region's economic condition.

Trade Date Basis

Commission revenue and related expenses are recorded on a trade date basis.

Investments

Investments in stock and stock warrants are considered "trading securities" and are carried at cost since fair value is not readily determinable.

Equipment

Equipment is carried at cost. Expenditures for maintenance and repairs are charged directly to income and expenditures for major replacements and betterments are capitalized. Depreciation is computed using the declining balance method over the estimated useful lives of the assets ranging from five to seven years.

Intangible Assets

Intangible assets are carried at cost. Amortization is computed using the straight-line method over a period of fifteen years.

(continued on next page)   6

WEITZEL FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2002

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of equipment for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of October 31, 2002, the Company's net capital ratio, net capital, and net capital requirement were as follows:

Net capital ratio	1.42/1
Net capital	$ 23,778
Net capital requirement	$ 5,000

The Securities and Exchange Commission has adopted certain amendments to its net capital rule requiring increased minimum net capital for brokers and dealers in securities. The Company maintains that it is subject to a $5,000 minimum net capital requirement. The Company is still subject to the requirement that if aggregate indebtedness multiplied by 6-2/3% is higher, the minimum net capital would be increased to the higher amount.

NOTE 3 – RESERVE REQUIREMENTS

The Company is exempt from the Securities and Exchange Commission's Rule 15c3-3 under Section (k)(1) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

(continued on next page)

WEITZEL FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2002

NOTE 4 – INCOME TAXES

The net deferred tax liability consists of the following component as of October 31, 2002:

Deferred tax liability – equipment	$ 5,297

The components giving rise to the net deferred tax liability described above have been included in the accompanying statement of financial condition as of October 31, 2002, as follows:

Noncurrent assets	$ 5,297

The income tax benefit added to income for the year ended October 31, 2002, consists of the following:

Current expense	$ 249
Deferred tax benefit	(1,252)
	$ (1,003)

NOTE 5 – OPERATING LEASES

The Company is committed to a 60 month lease for office space, effective September 29, 2002, through September 30, 2007. The future minimum rentals due are as follows:

Year Ending October 31,	
2003	$ 15,808
2004	16,361
2005	16,933
2006	17,526
2007	18,139
	$ 84,767

Total lease expense for the year ended October 31, 2002, was $15,318.

NOTE 6 – PENSION PLAN

The Company contributes up to 15% of eligible wages under a simplified employee pension plan to the individual retirement accounts of its eligible employees. The employee must be twenty-one years of age, be employed three of the last five calendar years, and earn at least $400 annually (subject to inflation). Pension expense was $28,295 for the year ended October 31, 2002.

WEITZEL FINANCIAL SERVICES, INC.

SUPPLEMENTARY INFORMATION



Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON
SUPPLEMENTARY INFORMATION

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

We have audited the accompanying financial statements of **Weitzel Financial Services, Inc.**, as of and for the year ended October 31, 2002, and have issued our report thereon dated November 21, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Dubuque, Iowa
November 21, 2002

3999 Pennsylvania Ave. • Suite 100 • Dubuque, Iowa 52002-2639 • 563.556.1790 • Fax 563.557.7842
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota • Equal Opportunity Employer

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WEITZEL FINANCIAL SERVICES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2002

NET CAPITAL

Total stockholder's equity from the statement of financial condition	$	95,093
Deductions		
Equipment		(48,811)
Commissions receivable – insurance and annuities		(983)
Other receivables		(1,109)
NASD warrants and stock		(19,500)
Prepaid income taxes		(912)
Net capital before haircuts		23,778
Haircuts on marketable securities		-
Net capital	$	23,778

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required – higher of 6 2/3% times aggregate indebtedness or $5,000	$	5,000

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness included in the statement of financial condition	$	33,682
Ratio of aggregate indebtedness to net capital		1.42/1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital per Part IIA of Form X-17A-5, as originally filed	$	23,778



Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

In planning and performing our audit of the financial statements and supplemental schedule of **Weitzel Financial Services, Inc.**, (the Company) for the year ended October 31, 2002, we considered its internal control, including control activities for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3999 Pennsylvania Ave. • Suite 100 • Dubuque, Iowa 52002-2639 • 563.556.1790 • Fax 563.557.7842
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota • Equal Opportunity Employer

11

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Dubuque, Iowa
November 21, 2002

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